Exhibit 99.1

RBC REFOCUSES U.S. GROWTH STRATEGY

•	Sells regional U.S. retail banking operations to PNC

•	Reaffirms U.S. growth strategy to focus on Wealth Management and Capital Markets

•	Maintains RBC cross-border banking platform

Raleigh, NC, June 20, 2011 — Royal Bank of Canada (RY on TSX and NYSE) today announced that it is refocusing its U.S. growth strategy by entering into definitive agreements by which RBC will sell its U.S. regional retail banking operations to the PNC Financial Services Group, Inc. (PNC), for approximately US$3.62 billion consisting of US$3.45 billion for the purchase of RBC Bank (USA) and US$165 million for the purchase of related credit card assets. The purchase price is comprised of cash and PNC common stock of up to US$1 billion at PNC’s option.

“RBC remains fully committed to the U.S. market and this transaction allows us to focus our U.S. efforts on continuing to grow our two largest U.S. businesses, RBC Wealth Management and RBC Capital Markets,” said Gordon M. Nixon, president and chief executive officer, RBC. “In addition, we will maintain our existing cross-border banking platform for current and future clients with a targeted suite of cross-border products and services to meet their needs.”

“We have built global capabilities and market-leading businesses in RBC Wealth Management and RBC Capital Markets and are committed to leveraging our strengths to invest in these and other high-return businesses,” said Mr. Nixon. “We continue to actively deploy our capital where we believe we can generate the highest returns.”

“PNC is a market-leading organization that can build on the recent improvements we have made in operations and effectively serve clients as the market returns to more stable conditions,” said Jim Westlake, group head, International Banking and Insurance, RBC. “We are pleased that this is the best outcome for all of our stakeholders.”

RBC expects the transaction to result in an estimated loss of C$1.6 billion under Canadian generally accepted accounting principles (GAAP) on an after-tax basis, which includes an estimated goodwill write off of C$1.3 billion (C$1.4 billion pre-tax). The estimated loss will be recorded in the current quarter. The purchase price is subject to an adjustment at close for actual net tangible asset value delivered, which is not expected to have a material impact on the loss. All amounts are based on estimates and are subject to change.

…/2

Had this transaction taken place as at April 30, 2011, on a pro forma basis, RBC’s Tier 1 capital and Tier 1 common equity ratios would have improved by approximately 140 bps and 100 bps respectively. This transaction is expected to be accretive to earnings in 2012. All amounts are based on estimates and are subject to change.

The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close in March of 2012.

Maintains RBC Cross-Border Banking Platform

Subject to regulatory approval, RBC will maintain U.S. banking operations to serve the needs of Canadian clients across the U.S. and will continue to provide banking services to RBC Wealth Management and RBC Capital Markets in the U.S.

RBC will continue to offer RBC Access USA® products, including funds transfer between Canada and the U.S., the option of preferred foreign exchange rates and a no fee RBC Royal Bank US Dollar Visa Gold card. Cross-border banking clients will continue to have seamless access to funds and banking products such as mortgages, loans, automated teller machine (ATM) access, U.S. dollar accounts, debit and credit cards and integrated online banking.

RBC’s growing global businesses in the U.S.

RBC’s growth strategy in the U.S. is focused on RBC Wealth Management and RBC Capital Markets, its two global businesses, which combined have approximately 8,000 employees in the U.S. and almost 17,000 worldwide.

RBC Wealth Management is the fifth largest full-service advisory firm in the U.S. with $220 billion in assets under administration and over 2,000 financial advisors operating across 42 states providing a full service wealth management offering including investments, retirement planning, cash management, credit and lending, insurance, and trust and estate planning to affluent and high net worth domestic and international clients. RBC Wealth Management’s operations in the U.S. also include RBC Global Asset Management (U.S.) Inc., which offers equity and fixed income investment solutions to institutional investors throughout the United States. RBC Capital Markets is the 11th largest global investment bank by fees according to Bloomberg. In the U.S. RBC Capital Markets LLC offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients with a product offering that includes: fixed income, equities, equity and debt capital markets, research, municipal finance, futures, M&A and infrastructure finance.

…/3

Our focus on growing client relationships through increased sector coverage and extending our loan book has driven strong revenue growth and has established RBC Capital Markets as a top-tier provider of both client and trading focused products and services in the U.S. RBC Capital Markets’ U.S. staff has grown by more than 25 percent over the last three years and generates approximately 40 percent of RBC Capital Markets’ total revenue.

RBC Capital Markets LLC and J.P. Morgan Securities LLC served as financial advisors to Royal Bank of Canada in this transaction.

Conference Call and Webcast

A conference call and webcast is scheduled for Monday, June 20, 2011 at 8:00 am ET and will feature a presentation by RBC executives.

Interested parties can access the call live on a listen-only basis at: http://www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, Passcode 1284743).

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Forward-Looking Statements

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the acquisition of RBC Bank (USA) and related assets, the U.S. retail banking operations of RBC (RBC Bank®), by PNC, and Royal Bank of Canada’s expected losses relating to this transaction. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition of RBC Bank by PNC and Royal Bank of Canada’s expected losses relating to this transaction will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Royal Bank of Canada or PNC may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where RBC Bank does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; the ability of PNC to complete the transaction; reputational risks, and other factors that may affect future results of RBC. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in our Q2 2011 Report to Shareholders and 2010 Annual Report.

Except as required by law, Royal Bank of Canada assumes no obligation to update the forward-looking statements contained in this press release.

Media contacts:

Katherine Gay, RBC, 416-974-6286

Tanis Robinson, RBC, 416-955-5172

Analyst contacts:

Josie Merenda, RBC, 416-955-7803

Karen McCarthy, RBC, 416-955-7809